Memorandum of Agreement

POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. has entered into a MEMORANDUM OF AGREEMENT for their corresponding equity participation in a joint venture for the development of an integrated steel mill complex in the industrial district of Pecém, State of Ceará, for the production of carbon steel slabs.

It is expected to achieve a production capacity in the first stage of 3 million tons of steel slabs per year, with the possibility of expansion in a second stage to 6 million tons of steel slabs per year.

POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. hold 20%, 50% and 30% shareholding interests in the joint venture company, respectively.

The companies agree that the implementation of this project is subject to the approval of the Board of Directors of each company.